KIEWIT INVESTMENT FUND LLLP
P.O. Box 182913
Columbus, OH 43218-2913
(800) 443-4306
January 4, 2006
Dear Limited Partner:
      Enclosed please find the offer to purchase, dated January 4, 2006, relating to the tender offer in which Kiewit Investment Fund LLLP, a Delaware limited liability limited partnership registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company (the “Fund”), is offering to purchase up to 500 limited partnership units (“Units”) of the Fund (approximately 5% of the outstanding Units), for cash, at a price equal to the net asset value (“NAV”) per Unit determined as of March 31, 2006. The Fund will not pay interest on the purchase price under any circumstances.
      As a limited partner of the Fund (a “Limited Partner”), the Fund is offering you the opportunity to participate in the tender offer on the terms and conditions set forth in the offer to purchase and the enclosed letter of transmittal. Please read the offer to purchase carefully before you decide to participate in the tender offer. If you decide to participate in the tender offer, carefully complete (1) the enclosed Tender Intention Form and return it to the Fund, so that it is received by the Fund by January 30, 2006, and (2) the enclosed letter of transmittal and return it to the Fund, together with any other required materials, so that it is received by the Fund by 3:00 p.m. on March 31, 2006, the expiration date for the tender offer. We cannot accept tenders of Units received after that time. If we extend the tender offer, you will have until the expiration of the extended tender offer to tender your Units.
      We expect to distribute payment for validly tendered Units by check as soon as practicable after the expiration of the tender offer.
      If you have any questions regarding any of the enclosed materials, please feel free to contact the Fund at 1-800-443-4306, from 7:00 a.m. to 5:00 p.m. (Central Time), Monday through Friday, or by e-mail at kifinfo@bisys.com.

Sincerely,

Robert L. Giles, Jr.
Chief Executive Officer and
Chief Compliance Officer